5 November 2004

Warner Chilcott Plc

Notifications under sections 198 to 202 - UK Companies Act

The Company has received the following notification from Fidelity Investments:
1.	Company in which shares are held:	Warner Chilcott Plc

2.	Notifiable interest:	Ordinary Shares & ADRs

	(A)	FMR Corp. 82 Devonshire Street Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

	(B)	Fidelity International Limited (FIL) P.O. Box HM 670 Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.	The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d 82 Devonshire Street Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited

4.

The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.